Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Stock Owned

BevCo Sales, Inc.	Delaware	100%

Beverage Corporation International, Inc.	Delaware	100%

Big Shot Beverages, Inc.	Delaware	100%

Everfresh Beverages, Inc.	Delaware	100%

Faygo Beverages, Inc.	Michigan	100%

Home Juice Corp.	Delaware	100%

National Beverage Vending Company	Delaware	100%

National Retail Brands, Inc.	Delaware	100%

NewBevCo, Inc.	Delaware	100%

NutraFizz Products Corp.	Delaware	100%

PACO, Inc.	Delaware	100%

Shasta, Inc.	Delaware	100%

Shasta Beverages, Inc.	Delaware	100%

Shasta Beverages International, Inc.	Delaware	100%

Shasta Sales, Inc.	Delaware	100%

Shasta Sweetener Corp.	Delaware	100%

Shasta West, Inc.	Delaware	100%

Sundance Beverage Company	Delaware	100%